UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the plan year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from   to  .

Commission file number 1-15929

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION
Full title plan and the address of the
Plan, if different from that of the issuer named below

Progress Energy, Inc.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005	4-9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	10

SIGNATURE	11

INDEX TO EXHIBITS	12

Note: All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Savings Plan for Employees of Florida Progress Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the Table of Contents as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respect when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 20, 2006

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

(In thousands)	2005	2004
ASSETS:
Participant-directed investments	$273,779	$297,725
Receivables:
Employer contributions	134	163
Participant contributions	343	417
Total receivables	477	580
NET ASSETS AVAILABLE FOR BENEFITS	$274,256	$298,305

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

(In thousands)
ADDITIONS:
Contributions:
Employer contributions	$3,828
Participant contributions	10,720
Total contributions	14,548
Investment income:
Interest and dividend income	10,388
Net appreciation in fair value of investments	2,976
Total investment income	13,364
Total additions	27,912
DEDUCTIONS:
Benefits paid to participants	51,932
Administrative expenses	29
Total deductions	51,961
DECREASE IN NET ASSETS	(24,049)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	298,305
End of period	$274,256

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2005 AND FOR
THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation (the “Plan”) provides only general information. Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the Employee Handbook and the “Plan Highlights” booklet, which is part of the enrollment package from The Vanguard Group, Inc., the record keeper for the Plan (“Vanguard”), for more complete descriptions of the Plan’s provisions.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for bargaining unit employees of Progress Energy Florida, Inc. (the “Company”), a wholly owned subsidiary of Florida Progress Corporation, immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Vanguard Fiduciary Trust Company (“VFTC”) serves as the Trustee of the Plan.

As of January 1, 2003, Florida Power Corporation began doing business under the assumed name Progress Energy Florida, Inc. Florida Progress Corporation (“Florida Progress”) is a wholly owned subsidiary of Progress Energy, Inc. (“Progress Energy”)

Contributions

Each year, eligible employees may elect to contribute from one percent to 20 percent of their annual base pay as defined in the plan, subject to certain Internal Revenue code (“IRC”) limitations. The eligible employee may elect to have these contributions deducted on either a pre-tax basis and/or after-tax basis not to exceed 20 percent. The Company contributes each pay period an amount equal to 75 percent of the employees’ contributions, up to six percent of base pay, for those eligible to receive Company contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and plan earnings and charged with withdrawals, allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment of Funds

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, one collective stable value trust fund and Progress Energy common stock as investment options for participants.

Vesting

Participants are vested immediately in their regular savings and 401(k) contributions and earnings thereon. The Company match account and the earnings thereon vest gradually based on the following Years of Continuous Service schedule:

Vested
Years of Continuous Service	Percentage
Less than two	0%
Two but less than three	25
Three but less than four	50
Four but less than five	75
Five or more	100

A year of continuous service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Effective January 1, 2002, a participant shall be 100 percent vested in all dividends earned on amounts invested in the Company Stock Fund. Dividends not distributed in cash to the participant shall be invested in Progress Energy stock in the Company Stock Fund.

Participant Loans

All actively employed Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of $50,000 or one-half of the participant’s vested Plan account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan fund. A participant is permitted a maximum of four outstanding loans at any one time. Each new loan shall bear a fixed rate of interest. The interest rate is determined on a quarterly basis, by taking the higher of the current prime rate or the Florida Saving Certificate of Deposit rate as published in The Wall Street Journal, increased by 150 basis points and rounded up to the next quarter point. Based on this method of determining the interest rate for the initiation of new loans each quarter, there are outstanding loans with interest rates ranging from 4.25% to 9.5% as of December 31, 2005. Interest charged on employee loans is credited to the individual participant accounts.

A participant can choose repayment terms on a new loan ranging from six to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House payment for active temporary employees and by direct payment to the Plan for active employees on unpaid leaves of absence. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000 ($5,000 prior to March 28, 2005 plan amendment); elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. If termination of employment is because of death and the vested account balance is $5,000 or less a lump sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Although no further employee contribution or partial withdrawals are allowed, terminated or retired employees may continue to exchange amounts among the investment options.

An active participant can apply for a hardship withdrawal from the before-tax savings of their account within the limits specified by the Internal Revenue Service. A participant must supply documentation and satisfy certain requirements as outlined in the Plan document with regard to the hardship in order to have the request for the withdrawal approved. The amount of the withdrawal cannot exceed the vested amount of the employee contributions. The requested withdrawal amount cannot exceed the amount needed to satisfy the hardship.

Forfeited Accounts

Forfeitures of nonvested employer contributions by terminated participants may be used to reduce employer matching contributions. The value of forfeitures of nonvested employer contributions were $379,728 and $489,752, respectively, at December 31, 2005 and 2004. In 2005 and 2004, $166,002 and $878, respectively, of forfeited nonvested employer contributions were used to offset employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in common trust funds (“fund”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The Company Stock Fund and the Contingent Value Obligation (“CVO”) Fund are valued at their year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). Progress Energy common stock is valued at its closing market price as of the end of the day. CVOs are valued at their last traded price which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently. Therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and collective stable value trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Capital gain distributions are included in dividend income. When Progress Energy common stock is distributed from the Company Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

(In thousands)	2005	2004
Goldman Sachs Growth Opportunities Fund, 1,191,044 shares	26,382	*
Fidelity Mid-Cap Stock Fund, 1,275,377 shares	*	29,908
Vanguard 500 Index Fund, 369,236 and 434,394 shares, respectively	42,433	48,496
Vanguard Retirement Savings Trust, 99,405,412 and 111,338,277
shares, respectively	99,405	111,338
Progress Energy Common Stock, 905,019 and 915,193
shares, respectively	39,752	41,403
*Balance is less than five percent of the Plan’s net assets available for benefits as of the end of the year.

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(In thousands)	2005
Mutual Funds:
American Funds Growth Fund (R5)	$239
Dodge & Cox Stock Fund	491
Fidelity Mid-Cap Stock Fund	(790)
Goldman Sachs Growth Opportunities Fund	652
Vanguard 500 Index Fund	1,216
Vanguard Extended Market Index Fund	773
Vanguard International Growth Fund	499
Vanguard LifeStrategy Conservative Growth Fund	56
Vanguard LifeStrategy Growth Fund	522
Vanguard LifeStrategy Moderate Growth Fund	425
Vanguard Total Bond Market Index Fund	(112)
Progress Energy, Inc. Contingent Value Obligations	(40)
Progress Energy, Inc. Common Stock	(955)
Net appreciation in fair value of investments	$2,976

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

An affiliate of VFTC manages certain Plan investments. VFTC is the trustee as defined by the Plan and therefore these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 905,019 and 915,193 shares, respectively, of Progress Energy common stock, the sponsoring employer, with a cost basis of $15,883,084 and $16,555,842, respectively. During the year ended December 31, 2005 the Plan recognized $2,178,999 of dividend income related to Progress Energy common stock.

Pursuant to an acquisition of Florida Progress by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Company Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the CVO Fund. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by Progress Energy. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange out all or a portion of their account balance in accordance with applicable Plan provisions.

U.S. Trust Company, National Association (“U.S. Trust”) serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as party-in-interest transactions. During 2000, the Plan was informed by legal counsel that the establishment of the CVO Fund represented a prohibited transaction in accordance with ERISA. The plan was granted a prohibited transaction exemption by the United States Department of Labor by a letter dated October 22, 2001.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 23, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the IRC and continue to be tax-exempt. Therefore, no provisions for income taxes have been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	(In thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	American Funds Growth Fund (R5)	Mutual Fund	**	$2,301
	Dodge & Cox Stock Fund	Mutual Fund	**	8,850
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	26,381
*	Vanguard 500 Index Fund	Mutual Fund	**	42,433
*	Vanguard Extended Market Index Fund	Mutual Fund	**	8,920
*	Vanguard International Growth Fund	Mutual Fund	**	5,172
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	**	3,646
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	**	11,299
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	13,111
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	5,280
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	99,405
*	Progress Energy, Inc.	Common Stock	**	39,752
*	Progress Energy, Inc.	Contingent Value Obligations	**	46
*	Various Participants	Loans to plan participants (maturing 2005 to 2009 at interest rates of 4.25% - 9.5%)	**	7,183

	Total			$273,779

* Party-in-Interest
** Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan for Employees of Florida Progress Corporation Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Savings Plan For Employees of Florida
Progress Corporation Administrative Committee
Date: June 22, 2006

EXHIBITS INDEX

Exhibit Number

Exhibit No. 23  Consent of Deloitte & Touche LLP